GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

04036936

3 September 2004

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SUPPL

RECEIVED
2004 SEP 16 A 11: 19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs,

GKN plc

- **Extraordinary General Meeting for shareholders to approve the disposal to Finmeccanica SpA GKN's 50% interest in AgustaWestland NV**
- **Changes in organisational structure and in responsibilities of executive directors**

For your information I enclose copies of the above announcements.

Yours faithfully,

PROCESSED
SEP 17 2004
THOMSON
FINANCIAL

pp **David Pavey**
Assistant Company Secretary

SEC MAIL PROCESSING
RECEIVED
SEP 15 2004
WASH. D.C. 155 SECTION

Encs.

EXEMPTION NO.
82 - 5204

GKN plc

At an Extraordinary General Meeting of GKN plc held today, shareholders approved the disposal by GKN to Finmeccanica SpA of its 50% interest in AgustaWestland NV, the Group's helicopter joint venture with Finmeccanica, and related property.

The disposal is conditional upon satisfaction of certain regulatory conditions. The Board expects these conditions to be satisfied and the disposal to be completed by the end of 2004.

Copies of the resolution passed at the EGM are being submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

G Denham
Company Secretary
1 September 2004

EXEMPTION NO.
82 - 5204

2 September 2004

GKN plc: CHANGES IN ORGANISATIONAL STRUCTURE AND IN THE RESPONSIBILITIES OF EXECUTIVE DIRECTORS

In the light of the impending sale of GKN's share in the AgustaWestland helicopter business and recent changes in the Executive Director composition of the GKN Board, changes in the organisational structure of the Group and in the responsibilities of the current Executive Directors are to be made to meet more effectively the ongoing challenges and opportunities in the business.

To drive performance and execution of strategy in order to develop and grow the Group's business in its chosen market sectors whilst continuing to meet the expectations of shareholders and the needs of customers, the Automotive businesses are being aligned into one portfolio and its Aerospace operations are being reorganised.

Increased focus will also be placed on strategy and business development and the exploitation of technological opportunities.

The following changes will be made to the organisational structure of the Group and to the roles and responsibilities of the Executive Directors:

Richard Clowes, currently Managing Director, Powder Metallurgy, OffHighway & AutoComponents, will be appointed to the newly established role of Group Managing Director Corporate Development and will lead a high level team of executives with strong strategic planning, marketing and technology experience. He will also retain responsibility for Emitec.

Ian Griffiths, currently Managing Director GKN Driveline, will be appointed Group Managing Director, GKN Automotive and will be responsible for the businesses currently included in GKN Driveline, GKN AutoComponents Division, GKN Sinter Metals Division and Hoeganaes.

SEC MAIL PROCESSING
RECEIVED
SEP 15 2004
WASH. D.C. 155 SECTION

Kevin Smith, Chief Executive, will take Board responsibility for GKN Aerospace which will be reorganised into two distinct product groups: GKN Aerospace Structures and GKN Aerospace Propulsion and Special Products.

Nigel Stein, Group Finance Director, in addition to his current role, will take Board responsibility for the GKN OffHighway Division.

These changes will take effect from 1 October 2004.

Further enquiries:
GKN Corporate Communications
+44 (0)20 7463 2354

GKN PLC

GKN plc
PO Box 55
Ipsley House
Ipsley Church Lane
Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

DGP/sdr

1 September 2004

Document Disclosure Team
UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

BY HAND

Dear Sirs,

GKN plc - EXTRAORDINARY GENERAL MEETING 1 SEPTEMBER 2004

In accordance with paragraph 9.31(b) of the Listing Rules I enclose two copies of the resolution passed at the Company's Extraordinary General Meeting held today.

I confirm that a Regulatory Information Service will be notified this afternoon of the availability of copies of the resolution in accordance with paragraph 9.32 of the Listing Rules.

Yours faithfully,

David Pavey
Assistant Company Secretary

SEC MAIL PROCESSING
RECEIVED
SEP 15 2004
WASH, D.C. 155 SECTION

Att.

cc: R. Constant - Cazenove & Co. Limited
Mr. K. Gandhi - UBS Limited
The United States Securities and Exchange Commission – Exemption File 82-5204

EXEMPTION NO. 82 - 5204

At an Extraordinary General Meeting of GKN plc held on 1st September 2004 the following resolution was passed:

ORDINARY RESOLUTION

That the disposal by the Company of its interest in AgustaWestland and of related property, on the terms and subject to the conditions described in the circular to shareholders of the Company dated 12 August 2004, be and is hereby approved and that the Directors be and are hereby authorised to execute such documents and to take all such steps as they consider necessary or expedient to carry out the disposal and to waive, amend, vary, revise or extend (in any case to such extent as shall not constitute a material change in the context of the disposal as a whole) any of such terms and conditions as they may consider to be appropriate.

Dated this 1st day of September 2004

G. Denham
Secretary